Exhibit 23

April 23, 2021

FILED BY SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re:	Grown Rogue International Inc. (the “Corporation”)

Final Prospectus

We refer to the final short form prospectus of the Corporation dated April 23, 2021 (the “Prospectus”) in relation to the distribution of units of the Corporation issuable upon the exercise or deemed exercise of special warrants of the Corporation.

We hereby consent to the reference to our firm name on the cover page of the Prospectus. We hereby also consent to the reference to our firm name and opinion under the heading “Eligibility for Investment” in the Prospectus and to the reference to our firm name under the heading “Legal Matters” in the Prospectus.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to under the heading “Eligibility for Investment” in the Prospectus or that are within our knowledge as a result of the services we performed in connection with such opinion.

Yours truly,

“Wildeboer Dellelce LLP”